UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018.

Commission File Number 001-35466

GasLog Ltd.

(Translation of registrant’s name into English)

Gildo Pastor Center

7 Rue du Gabian

MC 98000, Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

The press release issued by GasLog Ltd. on February 16, 2018 relating to its 2018 Annual General Meeting is attached hereto as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated February 16, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 16, 2018
GASLOG LTD.,

by
/s/ Paul Wogan
Name: Paul Wogan
Title: Chief Executive Officer